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             American Wagering Announces Notification of Complaint

December 17, 1999 - Las Vegas, Nevada - American Wagering, Inc. announced today that it has been served with a Complaint for Disciplinary Action (the Complaint) by the Nevada State Gaming Control Board (Board).

The Complaint alleges that American Wagering, Inc. (AWI) through its subsidiary Mega$ports ACT Pty. Ltd. (Mega$ports Australia) had accepted 12 wagers placed by an agent of the Board between July 23 and August 4, 1999 totaling $120.00. Mega$ports Australia is licensed in Australia to accept Internet wagers. The wagers were placed through a Canadian Internet service provider. The Complaint states that AWI violated its internal controls when it failed to obtain the proper identification of the Board agent who opened the wagering account. The Board alleges that by allowing Mega$ports Australia to accept these wagers AWI failed to exercise discretion and sound judgement to prevent incidents which might reflect on the repute of the State of Nevada and act as a detriment to the development of the gaming industry. The Complaint alleges that the conduct of AWI constitutes an unsuitable method of operation under the Nevada Gaming Commission Regulation 5.011.

The Board has requested that AWI be fined a monetary sum pursuant to the parameters defined at Nevada Revised Statue 463.310(4) for each separate violation and asked the Nevada Gaming Commission to take action against AWI's licenses pursuant to the parameters defined at the Regulation Statute 463.310(4). The Company has 20 days to answer the allegations, deny them, ask for a hearing or negotiate a settlement. The Company intends to challenge the Complaint.

        Contact: Bob Ciunci of American Wagering, Inc. at (702) 735-5529
             Alan Woinski of Gaming Venture Corp. at (201) 599-8484